June 23, 2005

By U.S. mail and facsimile to (414) 524-2077

R. Bruce McDonald
Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc.
      Form 10-K for the year ended September 30, 2004
      Filed November 29, 2004
      Form 10-Q for the period ended March 31, 2005
      Filed May 6, 2005
      File No. 1-5097

Dear Mr. McDonald:

      We have reviewed your response letter dated June 13, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended September 30, 2004

20. Segment information, page 48

1.	We have reviewed your response to prior comment 2 of our
letter
dated May 10, 2005 and note your proposal to prospectively present your controls, automotive, and battery segments on a separate basis.
We are not necessarily convinced that your geographic segments are not reportable segments as defined in SFAS No. 131. It appears possible that separate reporting would be consistent with the specific guidance and overall objectives of that pronouncement. We note that despite the internal reporting you have produced, distributed and used, you have chosen to interpret the guidance in such a way that less detail is provided to investors, rather than more detail. However, we recognize that the presentation of reportable segments involves a great deal of management judgment and is subject to considerable interpretation. If such segments do not demonstrate similar long term financial results, we urge you to reassess the propriety of your application of the aggregation criteria in paragraph 17 of SFAS No. 131.

2. In addition, for reasons we have stated previously, we continue to believe that the battery operations represent a reportable segment.
Therefore, prospective presentation of this segment information appears inappropriate under generally accepted accounting standards.
Accordingly, please amend your Form 10-K for the year ended
September
30, 2004 and each of your Forms 10-Q for the quarters ended
December
31, 2004 and March 31, 2005 to present your controls, automotive, and battery segments on a separate basis.

If you conclude that your prior filings should not be relied upon, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Please tell us when you will file your restated Form 10-K and Forms
10-Q. We remind you that when you file your restated Form 10-K you should appropriately address the following:
* An explanatory paragraph in the reissued audit opinion,
* Full compliance with APB 20 paragraph 37,
* Fully update all affected portions of the document, including
MD&A,
* Updated Item 9A. (Item 4 in Form 10-Q) disclosures should include the following:
o A discussion of the restatement and the facts and circumstances surrounding it,
o Consideration of the effect, if any, of the restatement on the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o Changes to internal controls over financial reporting, and
o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
			Refer to Items 307 and 308(c) of Regulation S-K.
* Updated certifications.

Lastly, in your Business section and MD&A, provide enhanced disclosures that discuss, in detail, your basis for aggregation of geographic regions, in a manner consistent with the way you actually manage your business. Complement your discussion with supporting quantitative and qualitative examples of the global scale on which your operations are conducted. For example, discuss outlier performance and assess reasons why margins and revenue growth rates continuously change, have changed or will change from region to region, year over year.





General

3.	In your amended Form 10-K, we remind you to please address
the
applicable futures comments originally issued in our letter of March
2, 2005.

Form 10-Q for the period ended March 31, 2005

12. Income Taxes, page 12

4.	We note that without the $69 million tax benefit booked in
the
quarter ended March 31, 2005 due to a change in the tax status of a foreign subsidiary, you would have had a $15 million loss from continuing operations instead of $54 million of income. We also note a similar, smaller benefit in the quarter ended December 31, 2004. Please tell us, and disclose in the amended Form 10-Q, the facts and circumstances surrounding this change in tax status and explain the propriety of these adjustments.

 5.	We note that the increase of $28 million in the tax valuation allowance booked in the quarter ended March 31, 2005 related to the current period restructuring charges for which no tax benefit will be received in certain countries had a material impact on your income from continuing operations. Please advise us, and disclose in the amended Form 10-Q, of why these allowances are required and, specifically, whether they are due to adverse operating results in those geographic areas.

6.	Pursuant to prior comment 7 in our letter dated March 2,
2005, we
note that MD&A does not discuss the adverse operating results being generated in certain countries and the carrying values of assets whose recoverability is at risk given adverse operations are not quantified.
In your amended Form 10-Q, please address this matter.

13. Restructuring Costs, page 13

7.	Please tell us the adverse business, operational, and
competitive
factors that caused you to book the $210 million restructuring charge
in the quarter ended March 31, 2005.  Please explain in MD&A in the
amended Form 10-Q why this charge was required.  Refer to Question
3
of SAB 5:P.3.








Management`s Discussion and Analysis, page 17

Operating Income, page 19

8. We do not understand your discussion of profit margins for the quarter and six months ended March 31, 2005. In particular, how do you determine that the gross profit decrease in North America is attributable to the timing of the incremental price reductions of long term pricing agreements and higher raw material costs,
when gross profit has consistently decreased over the past two years
and into 2005? Why do increased raw material prices have a disproportionate impact on North American operating results versus
European results?   Please quantify the impact of price reductions
and
raw material price increases on the gross margin of each business unit by geographic region for the two quarters of 2005 and each quarter of
2004.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding these comments.


							Sincerely,



							Nili Shah
		Branch Chief
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Mr. R. Bruce McDonald
Johnson Controls, Inc.
June 23, 2005
Page 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE